Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

T 312.845.3000

F 312.701.2361

April 24, 2024

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Form RW – Request for Withdrawal

Advisors Disciplined Trust 2211

Withdrawal of Registration Statement on Form S-6

(File No. 333-275220; CIK No. 1992996)

Ladies and Gentlemen:

On behalf of Advisors Asset Management, Inc. (the “Sponsor”), sponsor, depositor and principal underwriter of Advisors Disciplined Trust 2211 (the “Fund”), the Fund hereby requests the immediate withdrawal of the above-mentioned Registration Statement and Amendment to Form S-6 for the Fund pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Sponsor confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Sponsor respectfully requests that the Securities and Exchange Commission (the “Commission”) issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Matthew T. Wirig of Chapman and Cutler LLP., via email at mwirig@chapman.com.

If you have any questions, please do not hesitate to contact Matthew T. Wirig at (312) 845-3432.

Very truly yours,

/s/ CHAPMAN AND CUTLER LLP

       Chapman and Cutler LLP